

August 20, 2021

Isaac H. Sutton
Chairman and Chief Executive Officer
Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

> **Re: Corporate Universe, Inc.**
> **Response letter dated August 4, 2021**
> **File No. 000-56271**

Dear Mr. Sutton:

We have reviewed your August 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2021 letter.

Correspondence dated August 4, 2021

General

1. We have considered your response to comment 2. It appears that audited financial statements of Carbon Ion Energy Inc. and Oxicon Limited should have been included within the Form 10 prior to automatic effectiveness. As a result, please revise your Form 10 to include such financial statements.

2. We note your response to comment 3 and the statement that the mask business is "inactive and insolvent." Please revise the Form 10 to reflect the information in your response and to reconcile your response with the disclosure about Medicevo on pages 18, 21 and elsewhere.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at 202-551-3329 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matt Stout